United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 26, 2009
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 26, 2009, MGE Energy, Inc. (the Company) issued a press release announcing its fourth-quarter 2008 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired:
      Not applicable.

(b)   Pro forma financial information:
      Not applicable.

(c)   Shell company transactions:
      Not applicable.

(d)   Exhibit(s):
      Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on February 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

Date: February 26, 2009   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 26, 2009

Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on February 26, 2009.

EXHIBIT 99.1

NEWS

MGE Energy Reports Fourth-Quarter Earnings

Madison, Wis., Feb. 26, 2009—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Dec. 31, 2008, of $11.1 million or 49 cents per share, compared to $11.0 million or 50 cents per share for the same period in the prior year. MGE Energy reported earnings for the twelve months ended Dec. 31, 2008, of $52.8 million or $2.38 per share, compared to $48.8 million or $2.27 per share for the same period in the prior year.

During the three months ended Dec. 31, 2008, earnings from utility operations decreased $0.5 million compared to the prior year. Gas utility operations improved $2.1 million from the fourth quarter of 2007 due to colder weather. Heating degree days (a measure for determining the impact of weather during the heating season) were 11% higher for the period compared to last year. Electric utility operations offset the increased gas utility operations results, primarily as a result of lower electric sales during the fourth quarter of 2008 and commitments made for various environmental projects in connection with the Elm Road generating units.

Earnings for the twelve months ended Dec. 31, 2008, benefited from colder winter weather and gains on certain local economic development investments. As a result of these investments, MGE Energy recognized a one-time $3.1 million pretax gain for the twelve months ended Dec. 31, 2008. Gas retail sales increased 14.8% as a result of colder weather compared to the prior twelve months ended.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 137,000 customers in Dane County, Wis., and purchases and distributes natural gas to 141,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per-share amounts)
(Unaudited)

	2008	2007	2006
Three Months Ended December 31			
Operating revenue	$155,453	$142,840	$138,611
Operating income	$19,981	$19,576	$21,538
Net income	$11,064	$11,021	$11,153
Earnings per share (basic and diluted)	$0.49	$0.50	$0.54
Weighted average shares outstanding (basic and diluted)	22,460	21,886	20,754
Twelve Months Ended December 31			
Operating revenue	$595,993	$537,594	$507,546
Operating income	$87,782	$83,667	$78,994
Net income	$52,768	$48,825	$42,423
Earnings per share (basic and diluted)	$2.38	$2.27	$2.06
Weighted average shares outstanding (basic and diluted)	22,197	21,520	20,564

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907
skraus@mge.com